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                          October 5, 2023

       David Sobelman
       Chief Executive Officer
       Generation Income Properties, Inc.
       401 East Jackson Street, Suite 3300
       Tampa, FL 33602

                                                        Re: Generation Income
Properties, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed September 29,
2023
                                                            File No. 333-274786

       Dear David Sobelman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Catherine De Lorenzo at 202-551-3772 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Curt Creely, Esq.